Dynamics Special Purpose Corp.

2875 El Camino Real

Redwood City, CA 94061

May 20, 2021

Division of Corporation Finance

Office of Financial Services

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Dynamics Special Purpose Corp.

Registration Statement on Form S-1

Filed on May 7, 2021

File No. 333-255930

Ladies and Gentlemen:

Set forth below are the responses of Dynamics Special Purpose Corp. (the “Company,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter, dated May 19, 2021, with respect to the Registration Statement on Form S-1 filed with the Commission on May 7, 2021, File No. 333-255930 (such Registration Statement, the “Registration Statement”). Concurrently with the submission of this letter, the Company is filing an Amendment No. 1 to the Registration Statement (“Amendment No. 1”). We are separately furnishing to the Staff four courtesy copies of Amendment No. 1 marked to show the changes made to the Registration Statement.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Registration Statement, unless otherwise specified. Capitalized terms used but not defined herein shall have the meanings given to them in Amendment No. 1.

Registration Statement on Form S-1 Filed May 7, 2021

Principal Stockholders, page 132

1.

We note your revised disclosure in response to comment 1. You revised footnote 3 to the principal stockholders table to disclose that the board of managers, consisting of Omid Farokhzad and Mostafa Ronaghi, has voting and dispositive power over the shares held by Dynamics Sponsor LLC. However, other references in your footnote seem to indicate that there is at least one other natural person serving on the board of managers, including your reference to the “Rule of Three.” Please revise to identify any additional natural person or persons who serve on the board of managers of Dynamics Sponsor LLC.

Securities and Exchange Commission

May 20, 2021

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure on pages 132-133 of Amendment No. 1.

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Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact H. Oliver Smith of Davis Polk & Wardwell LLP at (212) 450-4000.

Very truly yours,

DYNAMICS SPECIAL PURPOSE CORP.

By:	/s/ Mostafa Ronaghi
Name:	Mostafa Ronaghi
Title:	Chief Executive Officer and Director

Enclosures

cc:	H. Oliver Smith, Davis Polk & Wardwell LLP